 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person*Warren, Robert D. (Last) (First) (Middle) 500 Main Streetc/o Legal Department (Street) Groton, MA 01471-0001 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading SymbolNew England Business Service, Inc. NEB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) July 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
                        Director                           10% Owner           X          Officer                             OtherOfficer/OtherDescription           Senior Vice President & President, International
7. Individual or Joint/Group
Filing (Check Applicable Line)X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock Par Value $1.00	07/30/2002	J | V	330.168(1) | A | $23.800	5,850.168	D
Common Stock Par Value $1.00	07/31/2002	A | V	137.962(2) | A | $23.750	3,214.694	I	By 401(k)
Common Stock, Restricted, Par Value $1.00	07/30/2002	F | V	171.989(3) | D | $23.800		D
Common Stock, Restricted, Par Value $1.00	07/30/2002	J | V	330.168(1) | D | $23.800	931.078	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
(over)
SEC 1474 (3-99)

Warren, Robert D. - July 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

By: /s/ Robert D. Warren ________________________________ 08-12-2002 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Warren, Robert D. - July 2002
Form 4 (continued)
FOOTNOTE Descriptions for New England Business Service, Inc. NEB
Form 4 - July 2002
Robert D. Warren
500 Main Street
c/o Legal Department
Groton, MA 01471-0001
Explanation of responses:

(1)   Amount of shares from 7/30/99 grant converted from restricted to common stock.
(2)   401(K) is a unitized stock fund consisting of company stock and cash and the amount of securities listed on this form is expressed in equivalent shares. The amount of shares attributed to a plan participant and expressed as equivalent shares may change from time to time without the volition of the plan participant and depends upon the amount of cash in the fund, the fair market value of company stock, and the number of plan participants.
(3)   Amount of shares withheld to satisfy tax withholding obligation. Balance of initial grant converted from restricted to common stock.

Page 3